Exhibit (a)(5)(v)

August 17, 2007

Dear Realmark II Investor:

On July 30, 2007, I wrote to you regarding the offer you received from MacKenzie Patterson Fuller (“MPF”) with respect to your units of Realmark II.  I have enclosed a copy of that letter for your reference. At that time I advised you that I requested MacKenzie Patterson to extend their offer to purchase and they did, until August 18, 2007, in order that we might obtain information that would assure us (and you) that in fact MPF has the wherewithal to purchase the units, which would give us a better perspective on whether you should tender your units to them at this time, or if ever.  As of this date, we have not received any verification of MPF’s wherewithal to close their tender.

Also, we hoped that by this time we would have more solid information with respect to the sale of the partnership’s only remaining property, Executive Office Park, formerly known as Northwind.  I do not have any more conclusive sale information and so, at this time I cannot make a recommendation for you to sell your shares to MPF. My suggestion would be that MPF increase their offer to $400 per share.

If you have any questions please feel free to call our office and ask for me or Judy Lis in Investor Service, 1-800-805-9491-extension 246.

Sincerely,

/s/ Joseph M. Jayson

Joseph M. Jayson

General Partner

NOTE:  IF YOU HAVE ALREADY TENDERED UNITS TO MPF AND AS A RESULT OF THE INFORMATION PROVIDED ABOVE OR OTHERWISE, YOU NOW WISH TO WITHDRAW THOSE UNITS, YOU MAY DO SO BY FOLLOWING THE DIRECTIONS SET FORTH IN SECTION 4 OF MPF’s OFFER TO PURCHASE.